06013235

RECEIVED
2006 MAY -9 A 10:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

May 8, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons". Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC ("the Company")

DIRECTORS' AND PDMRs' SHAREHOLDINGS

A. Under Liberty International PLC's Share Incentive Plan ("SIP") all eligible employees, including Executive Directors and PDMRs may save up to £125 per month which is used to purchase ordinary shares (Partnership Shares) in Liberty International PLC at the end of a twelve month accumulation period. The Partnership shares are purchased at the lower of the market price of the shares at the start or at the end of the accumulation period. For every four Partnership Shares purchased, Liberty International purchases one additional ordinary share (Matching Share). Details of the Partnership Shares and Matching Shares acquired and held in trust on behalf of Executive Directors and PDMRs in respect of the accumulation period ended 31 March 2006 are shown below.

B. A total of 14,274 Partnership shares were transferred from LI Share Plan (Jersey) Limited as trustee for the Liberty International employee share ownership plan ("ESOP") on 4 May 2006. As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, movements from the ESOP are required to be disclosed.

Formal notice follows of (A) Partnership and Matching Shares acquired on behalf of Executive Directors and PDMRs, and (B) the change in the interests of the ESOP:

A. Partnership and Matching Shares acquired on behalf of Executive Directors and PDMRs

	Partnership Shares	Matching Shares
Directors:		
David Fischel	156	39
Aidan Smith	156	39
Kay Chaldecott	156	39
Richard Cable	156	39
John Saggers	156	39
PDMRs:		
Peter Barton	156	39
Bill Black	156	39
Martin Ellis	156	39
Caroline Kirby	156	39
Gary Marcuccilli	156	39
Susan Folger	156	39

File No. 82-34722

B Interests of the ESOP

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR J I SAGGERS AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them **PARAMOUNT NOMINEES LIMITED**	8.	State the nature of the transaction **TRANSFER OF SHARE TO MEET PARTNERSHP SHARE OBLIGATIONS UNDER THE SIP**
9.	Number *of shares*, debentures or financial instruments relating to *shares* Transferred **14,274**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.004%**
11.	Price per *share* or value of transaction **960p**	12.	Date and place of transaction **4 MAY 2006**
13.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **1,389,531 (0.411%)**	14.	Date issuer informed of transaction **5 MAY 2006**
15.	Any additional information	16.	Name of contact and telephone number for queries **RUTH PAVEY 020 7960 1236**

File No. 82-34722

Name and signature of duly authorised officer of *issuer* responsible for making notification **RUTH PAVEY**
Date of notification **8 MAY 2006**